EXHIBIT 99.1

Neptune Receives $12.5 Million Loan Offer From Investissement Quebec

Loan to be Used to Partially Fund Sherbrooke Plant Rebuild

LAVAL, Quebec, Oct. 11, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces that it has received a $12.5 million loan offer from the Quebec Provincial Government, via Investissement Québec ("IQ"), to be used to partially fund the rebuild of its Sherbrooke plant.

As previously disclosed Neptune's sole production plant was destroyed following an explosion on November 8, 2012 (the "incident"), although an adjacent expansion project that was underway at the time suffered limited damage. The Corporation is reconstructing an operational plant by overhauling the expansion facility that was under construction at the time of the incident. The plant is expected to be completed before the end of the current fiscal year and will have the ability to produce more than 150 metric tons of Neptune's premium "NKO®" krill oil annually.

As the original intended use of the expansion facility changed, modifications and additional purchases to replace equipment lost in the incident are being made to bring the facility to an operational state and enhance production processes and operational efficiencies. The cost of the project is now estimated to be approximately $43 million, which includes $10 million of replacement structure and equipment. The project cost is expected to be funded by the IQ loan, insurance recoveries associated with the incident, including $11.7 million received to date, a $3.5 million interest free loan from the Federal Government, via Canada Economic Development, additional loans and working capital. "Today's announcement increases our financial strength and gives us a strong foundation to rebuild a state-of-the-art facility and reaffirm our market leadership as a premier krill oil manufacturer," highlighted André Godin, Neptune's Chief Financial Officer.

The IQ secured loan,  bears interest at a rate of 7.0% per annum and includes a two-year moratorium on principal repayment from the first disbursement date, following which, the loan will be payable in equal monthly instalments over a 4-year period. The loan, which is reimbursable at any time without penalty, will be disbursed overtime to Neptune on a project driven basis and is subject to compliance with certain covenants and warranties customary to such type of transaction. As part of the offer, Neptune agreed, subject to TSX approval, to grant IQ up to 750,000 common share purchase warrants at an exercise price corresponding to the market price (plus 10%) of Neptune shares listed on the TSX as of the effective date of the loan. Warrants will be granted on a project driven basis concurrently with each loan disbursement date.  The number of warrants to be granted will be prorated according to the amount disbursed by IQ on each disbursement date.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma and NeuroBioPharm Inc (''NeuroBio''), in which Neptune respectively holds 60% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti Pharma and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its annual information form dated May 29, 2013 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com